Via Facsimile and U.S. Mail
Mail Stop 6010

March 23, 2007

Mr. Michael G. Bansley
Chief Financial Officer
Advanced Biotherapy, Inc.
141 West Jackson Boulevard
Suite 2182
Chicago, IL 60604

Re: Advanced Biotherapy, Inc
**   Form 10-KSB for the Fiscal Year Ended December 31, 2005**
**   Filed March 31, 2006**
**   File No. 0-26323**

Dear Mr. Bansley:

     We have completed our review of your Form 10-KSB and have no further
comments at this time.

                                        Sincerely,

                                        Jim B. Rosenberg
                                        Senior Assistant Chief
                                        Accountant